APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Moxi on the Rocks is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Moxi on the Rocks is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Moxi on the Rocks to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED OPERATING HISTORY

Moxi on the Rocks is a newly established entity and has no history for prospective investors to consider.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Moxi on the Rocks and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Moxi on the Rocks is a newly established entity and therefore has no operating history from which forecasts could be projected with.

THE COMPANY MIGHT NEED MORE CAPITAL

Moxi on the Rocks might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Moxi on the Rocks is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Moxi on the Rocks competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Moxi on the Rocks's core business or the inability to compete successfully against the with other competitors could negatively affect Moxi on the Rocks's financial performance.

LIMITED SERVICES

Moxi on the Rocks operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT MOXI ON THE ROCKS

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Moxi on the Rocks's financial performance or ability to continue to operate. In the event Moxi on the Rocks ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

UNINSURED LOSSES

Although Moxi on the Rocks will carry some insurance, Moxi on the Rocks may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Moxi on the Rocks could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Moxi on the Rocks's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Moxi on the Rocks needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Moxi on the Rocks to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.